FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated  January 31, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 31 January, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 31 January 2024
Directorate Change

Exhibit 99

Unilever PLC
Unilever Board Update

Unilever today announced that Judith McKenna has been appointed as an independent Non-Executive Director. Judith will join the Unilever Board with effect from 1 March 2024.

Judith has deep and extensive experience of the consumer goods and retail sector, having spent 27 years of her career at Walmart.  She most recently served as President and CEO of Walmart International from 2018-2023, where she was responsible for all aspects of Walmart's footprint outside the U.S.

Prior to leading Wal-Mart International, Judith served as Executive Vice President and Chief Operating Officer for Wal-Mart U.S. and was the Chief Financial Officer for the supermarket chain Asda, in the UK, for more than a decade.(1)

Unilever today also announced that the following Non-Executive Directors will offer themselves for election or re-election to the Unilever PLC Board at the Annual General Meeting of Unilever PLC on 1 May 2024 (the "2024 AGM"): Ian Meakins (Chair of the Board), Adrian Hennah, Andrea Jung, Ruby Lu, Susan Kilsby, Nelson Peltz and Judith McKenna.

Hein Schumacher, CEO, and Fernando Fernandez, CFO, will also offer themselves for re-election and election, respectively, to the Unilever PLC Board at the 2024 AGM.

Non-Executive Directors Nils Andersen, Judith Hartmann, Youngme Moon and Strive Masiyiwa have decided not to stand for re-election at the 2024 AGM.

Unilever Chair Ian Meakins said: "On behalf of the Board, I would like to thank Nils Andersen, Judith Hartmann, Youngme Moon and Strive Masiyiwa for their contribution to the Unilever PLC Board over their many years of service. I would also like to welcome Judith McKenna to the Board. Judith brings a wealth of experience in the consumer and retail sector, and I am sure we will greatly benefit from her experience and expertise."

There are no other matters that require disclosure under 9.6.13R of the UK Listing Rules.

(1)   Judith has in the past 5 years previously been the Chair of Walmex, a Bolsa-listed company, and a board member of Flipkart and PhonePe in India. She is no longer a director of those companies.

Enquiries

Media: pressoffice.london@unilever.com

Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com

Investors:

Investor Relations Team  +44 20 7822 6830

investor.relations@unilever.com

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